

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)


06018112

Ref : BC/CPP/146/06

BY AIRMAIL

26th October, 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

11/6

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie P S Chan
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 26th October, 2006 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Results of the Special General Meetings held on 25th October, 2006

   Date : 25th October, 2006

   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

RESULTS OF THE SPECIAL GENERAL MEETINGS HELD ON 25 OCTOBER 2006

The Directors are pleased to announce that the ordinary resolutions approving the Reorganized CTEI Continuing Connected Transactions, the Reorganized Shanghai Lotus Continuing Connected Transactions and the Disposal have been duly passed by way of poll at the special general meetings held on 25 October 2006.

Reference is made to the circulars of the Company dated 6 October 2006 (the "Circulars) in relation to the Reorganized CTEI Continuing Connected Transactions, the Reorganized Shanghai Lotus Continuing Connected Transactions and the Disposal respectively. Unless the context otherwise requires, capitalized terms used herein shall have the same meanings as those defined in the Circulars.

The Directors are pleased to announce that the ordinary resolutions approving the Reorganized CTEI Continuing Connected Transactions and the Reorganized Shanghai Lotus Continuing Connected Transactions proposed at the special general meeting of the Company held at 9:30 a.m. on 25 October 2006 (the "First SGM") and the ordinary resolution approving the Disposal proposed at the special general meeting of the Company held at 10:00 a.m. on 25 October 2006 (the "Second SGM") have been duly passed by way of poll.

As at the date of the First SGM and the Second SGM, the number of issued shares of the Company was 2,889,730,786 shares. In accordance with the Listing Rules and as disclosed in the Circulars, the Chearavanont Shareholders and their respective associates (who collectively are interested in 1,486,108,445 shares representing approximately 51.43% of the total issued share capital of the Company as at the date of the First SGM and the Second SGM) abstained from voting in relation to all the resolutions proposed at the First SGM and the Second SGM. The total number of shares entitling the Independent Shareholders to attend and vote for or against all the resolutions proposed at the First SGM and the Second SGM was 1,403,622,341 shares, representing approximately 48.57% of the total issued share capital of the Company as at the date of the First SGM and the Second SGM. No shareholder of the Company who is eligible to attend the First SGM and the Second SGM is only entitled to vote against the resolutions.

Details of the poll results in respect of the ordinary resolutions proposed at the First SGM are as follows:

Ordinary Resolutions	FOR	AGAINST	Total number
	Votes (%)	Votes (%)	of votes
Resolution no. 1 to approve the Reorganized CTEI Supply Agreement and the related caps	509,046,661 (99.9991%)	4,750 (0.0009%)	509,051,411
Resolution no. 2 to approve the Reorganized Shanghai Lotus Supply Agreement and the related caps	509,046,661 (99.9991%)	4,750 (0.0009%)	509,051,411

Details of the poll results in respect of the ordinary resolution proposed at the Second SGM are as follows:

Ordinary Resolution	FOR	AGAINST	Total number
	Votes (%)	Votes (%)	of votes
Resolution to approve the Agreement	509,046,661 (99.9991%)	4,750 (0.0009%)	509,051,411

The Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as scrutineer for the First SGM and the Second SGM for the purposes of taking and monitoring the poll voting.

On behalf of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 25 October 2006

As at the date of this announcement, the board of Directors comprises twelve executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont and three independent non-executive Directors, namely, Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.